Snow Lake Comments on Impacts of White House AI Plan on Nuclear Energy and Domestic U.S. Uranium Mining

Winnipeg, Manitoba - July 24, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, provides comment on the White House AI Plan1 that specifically prioritizes the deployment of reliable power sources, such as nuclear energy, to underpin U.S. artificial intelligence ("AI") ambitions.

Highlights

  The White House today released its AI plan entitled "Winning the Race - America's AI Action Plan" (the "AI Plan")
  The AI Plan focuses on building out American AI infrastructure as quickly as possible, and in particular, new energy sources at the technological frontier, such as advanced nuclear reactors
  The AI Plan reinforces the U.S. Administration's four executive orders (the "Nuclear Executive Orders") issued on May 22, 2025, designed specifically to accelerate the deployment of nuclear energy in the U.S. as the AI arms race between the U.S. and China continues to heat up
  The combined effect of the AI Plan, the Nuclear Executive Orders, and other executive orders targeting the domestic production of uranium, will help fast-track Snow Lake's Pine Ridge uranium project development timelines

CEO Remarks

"As we have commented previously, the world, and in particular the U.S., needs new uranium mines," said Frank Wheatley, CEO of Snow Lake.

"As the current U.S. Administration continues to adopt policies designed to advance U.S. interests in AI, and to support the deployment of nuclear energy to underpin the vast demand for electricity from AI and its associated data centers, the U.S. will need new sources of primary uranium."

Mr. Wheatley continued: "We firmly believe that with the release of the AI Plan, when combined with the ongoing U.S. Administration support for the rapid deployment of nuclear energy, and the acceleration of domestic U.S. production of uranium, we have an opportunity to fast-track the development of our Pine Ridge uranium project in Wyoming."

1 https://www.whitehouse.gov/wp-content/uploads/2025/07/Americas-AI-Action-Plan.pdf.

White House AI Plan

The White House released its AI Plan today, which is an action plan designed to enable the U.S. to achieve global dominance in AI.  The AI Plan has three pillars:

  Innovation
  Infrastructure
  International diplomacy and security

Of particular interest to Snow Lake is the second pillar - infrastructure.  As the AI Plan states: "We need to build and maintain vast AI infrastructure and the energy to power it."  The AI Plan goes on to provide that power sources need to be deployed as quickly as possible and embrace new energy generation sources at the technological frontier - including advanced nuclear reactor technology.

With such strong support for the deployment of both conventional, and advanced, nuclear reactor technology, the U.S. will require more uranium.  When coupled with the U.S. Administration's Executive Order of March 20, 2025 entitled "Immediate Measures to Increase American Mineral Production"2, these policies provide the tailwinds for Snow Lake to fast-track the development of the Pine Ridge uranium project to contribute to the U.S.'s needs for more primary uranium.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets.  Learn more at www.snowlakeenergy.com.

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2 https://www.whitehouse.gov/presidential-actions/2025/03/immediate-measures-to-increase-american-mineral-production/.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy